UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 20, 2018

(Commission File No. 001-35053)

INTERXION HOLDING N.V.

(Translation of Registrant’s Name into English)

Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, +31 20 880 7600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 16, 2018 we entered into a €225,000,000 unsecured subordinated revolving facility agreement (the “New Facility”) by and among InterXion Holding N.V. (the “Company”), ABN AMRO Bank N.V. and Bank of America Merrill Lynch International Limited as arrangers and original lenders thereunder and ABN AMRO Bank N.V. as agent.

The New Facility has an initial maturity date of December 31, 2018, with the Company having the option to extend the maturity date up to and including December 31, 2019 in accordance with the terms of the New Facility. The New Facility initially bears interest at a rate per annum equal to EURIBOR (subject to a 0% floor) plus a margin of 3.00% per annum from the date of the New Facility, subject to a margin ratchet pursuant to which the margin may increase thereafter on certain specified dates and subject to a maximum margin of 4.50% per annum.

The New Facility contains customary operating and restrictive covenants, subject to certain agreed exceptions, qualifications and thresholds as well as customary events of default (subject in certain cases to agreed grace periods, qualifications and thresholds).

The Company also received the requisite consents from lenders under its senior secured revolving facility agreement dated March 9, 2017 between, among others, the Company, ABN AMRO Bank N.V., Bank of America Merrill Lynch International Limited and Citigroup Global Markets Limited as arrangers thereunder in relation to entering into the New Facility.

The foregoing description of the New Facility is not intended to be a complete description of that agreement. The description is qualified in its entirety by the full text of that agreement which is attached as Exhibit 99.1 and incorporated by reference in this Report.

This Report on Form 6-K is incorporated by reference into (i) the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 23, 2011 (File No. 333-175099), (ii) the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on June 2, 2014 (File No. 333-196447) and (iii) the Registration Statement on Form S-8 of the Registrant originally filed with the Securities and Exchange Commission on May 31, 2017 (File No. 333-218364).

Exhibit
99.1	Unsecured subordinated revolving facility agreement dated March 16, 2018 by and among the Company, ABN AMRO Bank N.V. and Bank of America Merrill Lynch International Limited as arrangers and original lenders thereunder and ABN AMRO Bank N.V. as agent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION HOLDING N.V.

By:	/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer

Date: March 20, 2018